Global Sources Ltd.
Canon’s Court
22 Victoria Street
Hamilton HM 12, Bermuda
______________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 20, 2012
______________

To Our Shareholders:

     NOTICE IS HEREBY given that an annual general meeting (the “Annual General Meeting”) of the shareholders of Global Sources Ltd. (the “Company”) will be held on June 20, 2012 at the Board Room, 26th Floor, Tower B, Southmark, 11 Yip Hing Street,Wong Chuk Hang Road, Hong Kong Special Administrative Region of the People’s Republic of China, at 11:00 a.m., local time, for the following purposes:

1)

To re-elect as Directors Messrs. Merle Allan Hinrichs and Roderick Chalmers, members of the Board of Directors of the Company (the “Board”) who are retiring by rotation and, being eligible,offering themselves for re-election;

2)

To fix the maximum number of Directors that comprise the whole Board at nine (9) persons, declare any vacancies on the Board to be casual vacancies and authorize the Board to fill these vacancies on the Board as and when it deems fit;

3)	To re-appoint PricewaterhouseCoopers LLP as the Company’s independent auditors until the next annual general meeting of the Company; and

4)

To extend the duration of The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012) (the “Master Plan”) by another five (5) years from its current expiration date of 31 December 2012, and to accordingly amend Section 10.1 of the Master Plan by replacing the words “31 December 2012” appearing therein (in relation to the “Expiration Date” of the Master Plan) with the words “31 December 2017” instead.

     The foregoing matters are described more fully in the accompanying Proxy Statement. While this Notice and Proxy Statement and the enclosed form of proxy are being sent only to shareholders of record and beneficial owners of whom the Company is aware as of May 2, 2012, all shareholders of the Company of record on the date of the meeting are entitled to attend the Annual General Meeting. The Company’s audited financial statements for the year ended December 31, 2011, together with the auditor’s report in respect of the financial statements, are included with the mailing of this Notice and Proxy Statement.

     We hope you will be represented at the Annual General Meeting by signing, dating and returning the enclosed proxy card in the accompanying envelope as promptly as possible, whether or not you expect to be present in person. Your vote is important – as is the vote of every shareholder – and the Board appreciates the cooperation of shareholders in directing proxies to vote at the Annual General Meeting.

     Your proxy may be revoked at any time by following the procedures set forth in the accompanying Proxy Statement, and the giving of your proxy will not affect your right to vote in person if you attend the Annual General Meeting.

By order of the Board of Directors

Global Sources Ltd.

Chan Hoi Ching Secretary

Dated: May 14, 2012
Hamilton, Bermuda

Global Sources Ltd.
Canon’s Court
22 Victoria Street
Hamilton HM 12, Bermuda

PROXY STATEMENT
For the Annual General Meeting of Shareholders

June 20, 2012

     This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Global Sources Ltd., an exempted company incorporated in Bermuda (the “Company”), for use at the annual general meeting of shareholders of the Company to be held at the Board Room, 26th Floor, Tower B, Southmark, 11 Yip Hing Street, Wong Chuk Hang, Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), on June 20, 2012 at 11 a.m., local time, and at any adjournments or postponements thereof (the “Annual General Meeting”). Unless the context otherwise requires, references to the Company includes Global Sources Ltd. and its subsidiaries. The proxy is revocable by (i) filing a written revocation with the Secretary of the Company prior to the voting of such proxy; (ii) giving a later dated proxy; or (iii) attending the Annual General Meeting and voting in person. Shares represented by all properly executed proxies received prior to the Annual General Meeting will be voted at the meeting in the manner specified by the holders thereof.

     Proxies that do not contain voting instructions will be voted (i) FOR re-electing as directors Messrs. Merle Allan Hinrichs and Roderick Chalmers, members of the Board who are retiring by rotation and, being eligible, offering themselves for re-election; (ii) FOR fixing the maximum number of Directors that comprise the whole Board at nine (9) persons, declaring any vacancies on the Board to be casual vacancies and authorizing the Board to fill these vacancies on the Board as and when it deems fit; (iii) FOR re-appointing PricewaterhouseCoopers LLP as the Company’s independent auditors until the next annual general meeting of the Company; and (iv) FOR extending the duration of The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012) (the “Master Plan”) by another five (5) years from its current expiration date of 31 December 2012, and to accordingly amend Section 10.1 of the Master Plan by replacing the words “31 December 2012” appearing therein (in relation to the “Expiration Date” of the Master Plan) with the words “31 December 2017” instead. In accordance with Section 84 of the Companies Act 1981 of Bermuda (as amended), the audited financial statements of the Company for the period from January 1, 2011 to December 31, 2011, together with the auditor’s report in respect of the financial statements, enclosed herewith, will be presented at the Annual General Meeting. These statements have been approved by the Board of the Company. There is no requirement under Bermuda law that shareholders approve such statements, and no such approval will be sought at the Annual General Meeting.

     The Board has established May 2, 2012 as the date used to determine those record holders and beneficial owners of common shares, US $.01 par value per share (the “Common Shares”), to whom notice of the Annual General Meeting will be sent (the “Record Date”). On the Record Date, there were 33,981,987 Common Shares outstanding. The holders of the Common Shares are entitled to one vote for each Common Share held. The presence, in person or by proxy, at the Annual General Meeting of at least two (2) shareholders entitled to vote representing more than 50% of the outstanding Common Shares as of the Record Date is necessary to constitute a quorum at the Annual General Meeting. All matters presented at the Annual General Meeting require approval by a simple majority of votes cast at the meeting. Only votes for or against a proposal count. Abstentions and broker non-votes count for quorum purposes only and not for voting purposes. Broker non-votes occur when a broker returns a proxy but does not have the authority to vote on a particular proposal. Brokers that do not receive instructions from the beneficial owners of Common Shares being voted are entitled to vote on the re-appointment of the auditors. Brokers that do not receive instructions from the beneficial owners of the shares being voted are NOT entitled to exercise discretionary voting power with respect to any other matter presented for shareholder approval at the Annual General Meeting.

     We hope you will be represented at the Annual General Meeting by signing, dating and returning the enclosed proxy card in the accompanying envelope as promptly as possible, whether or not you expect to be present in person. Your vote is important – as is the vote of every shareholder – and the Board appreciates the cooperation of shareholders in directing proxies to vote at the Annual General Meeting.

     This Notice, Proxy Statement and enclosed form of proxy are first being mailed on or about May 14, 2012.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information concerning beneficial ownership of Common Shares of the Company outstanding as at February 29, 2012 by (i) each person known by the Company to be the beneficial owner of more than five percent of its outstanding Common Shares, (ii) each director (and nominee for director) and executive officer of the Company and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, the address of all directors and officers is:22nd Floor, Vita Tower, 29 Wong Chuk Hang Road, Aberdeen, Hong Kong.

Percentage
	Shares Beneficially	Of
Name and Address of Beneficial Owner (1)	Owned	Class (2)
Merle Allan Hinrichs	14,686,997	43.22%
23/F, Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong

Spenser Au	*	*
Connie Lai	*	*
Peter Zapf	*	*
Eddie Heng Teng Hua	*	*
Sarah Benecke	*	*
David F Jones	*	*
Roderick Chalmers	*	*
James A Watkins	*	*
Yam Kam Hon Peter	*	*

Brent Barnes	*	*
All Directors, Nominees for Directors and Executive Officers
as a Group (11 persons)	15,128,235	44.52%
____________________

* Indicates beneficial ownership of less than 1%.

(1)	Each shareholder has sole voting power and sole dispositive power with respect to all shares beneficially owned by him unless otherwise indicated.

(2)	Based upon 33,979,600 Common Shares outstanding of February 29, 2012. The percentage figures are calculated based on our total outstanding Common Shares (and do not take into account that portion of our total issued Common Shares which are held as treasury shares).

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS ELIGIBLE BY ROTATION

     Pursuant to the Company’s Bye-Laws, one-third of the directors of the Company shall retire from office each year by rotation,with those who have been longest since their last appointment or reappointment retiring first. Those persons who became or were last appointed directors on the same day as those retiring shall be determined by lot or by agreement. Messrs. Merle Allan Hinrichs and Roderick Chalmers are retiring at this year’s Annual General Meeting. Both have been nominated to be re-elected to the Board. Management has no reason to believe that any of the nominees will be unable or unwilling to serve as a director,if elected. Should any of the nominees not be a candidate at the time of the Annual General Meeting (a situation that is not now anticipated),proxies may be voted for a substitute nominee or nominees, as the case may be, selected by the Board.

     Unless specifically instructed to vote against or abstain, proxies will be voted for the re-election and election of each of the nominees named below to serve for a three-year term expiring at the 2015 annual general meeting of shareholders of the Company and until his successor has been duly elected and has qualified. Directors shall be elected by a majority of the votes cast, in person or by proxy, at the Annual General Meeting.

     Certain biographical information concerning the nominees is set forth below:

First Year Became
Name	a Director
Merle Allan Hinrichs	2000
Roderick Chalmers	2000

     Mr. Hinrichs has been a director since April 2000 and is currently our Executive Chairman of the Board. He was our chief executive officer from April 2000 through August 2011. A co-founder of the business, he was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation wholly owned by us (“Trade Media”), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group, which included Trade Media. Mr. Hinrichs is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrichs graduated from the University of Nebraska and the Thunderbird School of Global Management (“Thunderbird”). Mr. Hinrichs is a founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. He is also an investment Promotion Ambassador with Invest Hong Kong.

     Mr. Chalmers has been a director since October 2000. He has been the Chairman of the Board of Directors of the Bank of Valletta plc, Malta since 2004. He was chairman, Asia-Pacific, of PricewaterhouseCoopers LLP (“PwC”) and a member of PwC’s Global Management Board from 1998 until his retirement in July 2000. He is a 30-year veteran with PwC’s merger partner Coopers & Lybrand with specialist experience in the securities industry. He has at various times been a non-executive director of the Hong Kong SAR Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. He is a director of Gasan Group Limited (Malta), MSV Life plc (Malta), Simonds Farsons Cisk Limited (Malta) and Middlesea Insurance plc (Malta).

     The names and certain biographical information of the directors of the Company whose terms expire at the 2013 and 2014 annual general meetings of shareholders of the Company are set forth below:

	First Year Became	Year Term
Name	a Director	Expires
David F. Jones	2000	2014
James A. Watkins	2005	2014
Yam Kam Hon Peter	2011	2014
Eddie Heng Teng Hua	2000	2013
Sarah Benecke	2000	2013

     Mr. Jones has been a director since April 2000. In August 2011, Mr. Jones became Executive Director of Better Place Australia Pty Ltd, a leading electric vehicle services provider in Australia. He spent the previous 17 years in the private equity industry, and before that he was in management consulting, investment banking and general management. Mr. Jones was Managing Director of CHAMP Private Equity, a leading Australian buyout firm, from 2002 to 2011. In 1999, he founded and, until 2002, led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He left McKinsey to take the role of general manager of Butterfields Cheese Factors, of the King Island Dairies group. He is a director of EC English Pty Ltd, EMR Capital Pty Ltd and The National Museum of Australia. He was previously Chairman of the Australian Venture Capital Association Limited and a director of various listed and unlisted companies in Australia. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School.

     Mr. Watkins was appointed as a casual director on February 28, 2005, and was elected as a director at the annual general meeting of the Company on May 9, 2005. Mr. Watkins was a director and group general counsel of the Jardine Matheson Group in Hong Kong from 1997 until 2003. He was group legal director of Schroders plc in 1996 to 1997 and of Trafalgar House plc from 1994 to 1996. He was previously a partner and solicitor in the London and Hong Kong offices of Linklaters from 1975 to 1994. He currently is a non-executive director of Mandarin Oriental International Ltd., Jardine Cycle & Carriage Ltd., Advanced Semiconductor Manufacturing Corporation Ltd., IL&FS India Realty Fund II LLC, Asia Satellite Telecommunications Holdings Ltd. and Hongkong Land Holdings Ltd.,and is a member of the audit committees of Jardine Cycle & Carriage Ltd. and Asia Satellite Telecommunications Holdings Ltd. and the chairman of the audit committee of Advanced Semiconductor Manufacturing Corporation Ltd. Mr. Watkins has a law degree from the University of Leeds (First Class Hons.).

     Mr. Yam was first appointed as a director at our annual general meeting of shareholders on June 22, 2011. Mr. Yam joined Emerson (NYSE: EMR) in 1986 and is currently an advisor to Emerson after he retired as president of Emerson Greater China and chairman of Emerson Electric (China) Holdings Co., Ltd in April 2008. For more than two decades, Mr. Yam played a key role in leading Emerson’s investments in China. Mr. Yam holds a bachelors degree in electrical engineering from the University of Hong Kong and an Executive MBA from the University of Chicago. Since June 2010, Mr. Yam has served as a non-executive director of ISG Asia Investment (HK) Ltd. He is also currently an adjunct professor of The Chinese University of Hong Kong’s Faculty of Business Administration Department of Management and a member of the College Council and the Board of Governors of the Centennial College, Hong Kong. Mr. Yam was previously a member of the Suzhou Industrial Park International Advisory Committee from 2001 to 2008, a director of the Executive Committee of Foreign Investment Companies in Beijing from 2003 to 2008, a non-executive director of Sun Life Hong Kong Limited and affiliates from 2003 to 2010 and a member of the Board of Directors of the Hong Kong Science & Technology Parks Corporation from 2001 to 2006, and he also previously served as a vice-president of the American Chamber of Commerce in Hong Kong, a visiting professor of Nanjing University’s School of Business and a visiting professor of Jiangmen Polytechnic in China.

     Mr. Heng has been a director since April 2000. He joined us in August 1993 as deputy to the vice president of finance and was the Chief Financial Officer (previously titled vice president of finance) from 1994 until June 30, 2009. Mr. Heng returned to serve as Interim Chief Financial Officer from June 30, 2010 until August 1, 2010. He received an MBA from Schiller International University in London in 1993, is a Singapore Certified Public Accountant, a member of the Institute of Certified Public Accountants, Singapore, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Mr. Heng is currently a director and audit committee chairman of Prison Fellowship Singapore, a Christian non-profit organization that provides counseling and skills training to prisoners and financial support to their families. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors.

     Ms. Benecke has been a director since April 2000 and, since 1993, has been a director of Trade Media. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. From September 1999 to July 2010, Ms. Benecke served as a consultant to Publishers Representatives Ltd. (Hong Kong), a subsidiary of our company. Her consulting work focused largely on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong, Mumbai, Dubai, Singapore and Johannesburg. Ms. Benecke is also on the board of Australian media company, McPherson Media, and of Australian online footwear retail company, Shooii Limited. She graduated with a B.A. from the University of New South Wales, Australia.

Recommendation of the Board of Directors

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-ELECTION OF MR. MERLE ALLAN HINRICHS AND MR. RODERICK CHALMERS AS DIRECTORS OF THE COMPANY.

CORPORATE GOVERNANCE

     The Company’s corporate governance practices are established and monitored by the Board. The Board regularly assesses the Company’s governance practices in light of legal requirements and governance best practices.

Committees of the Board

     The Company has a separately-designated standing audit committee (the “Audit Committee”) established in accordance with Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended. The members of the Audit Committee are David F Jones, Roderick Chalmers and James A Watkins. The Board has determined that Mr. Chalmers is an “audit committee financial expert” under Item 401(h)(2) of Regulation S-K. None of the Audit Committee members is an “affiliate” of the Company.

     The Audit Committee’s charter, as amended, a copy of which is available on the Company’s website at http://www.corporate.globalsources.com/IRS/COPGOV.HTM, provides that the Audit Committee shall consist of at least three members, all of whom shall, in the opinion of the Board, be “independent” in accordance with the requirements of the SEC and Nasdaq. Members of the Audit Committee shall be considered independent if (i) they have no relationship to the Company which, in the opinion of the Board, would interfere with the exercise of his or her judgment independent of the Company’s management, (ii) do not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary of the Company, and (iii) are not affiliated persons of the Company or any subsidiary of the Company.

     The primary functions of the Audit Committee consist of:

1.	Ensuring that the affairs of the Company are subject to effective internal and external independent audits and control procedures;
2.	Approving the selection of internal and external independent auditors annually;
3.	Reviewing all Forms 20-F, prior to their filing with the SEC; and
4.	Conducting appropriate reviews of all related party transactions for potential conflict of interest situations on an ongoing basis and approving such transactions, if appropriate.

     The Audit Committee held five meetings in the fiscal year ended December 31, 2011.

     The Company has a separately designated standing compensation committee (the “Compensation Committee”). The members of the Compensation Committee are David F Jones, Roderick Chalmers, James A Watkins and Peter Yam. Mr. Chalmers is standing for re-election to the Board at the Annual General Meeting.

     The Compensation Committee’s charter,a copy of which is attached as Annex A to the Company’s proxy statement with respect to its annual general meeting of shareholders held in 2010, provides that the Compensation Committee shall consist of at least three members.

     The primary function of the Compensation Committee is to approve compensation packages for each of the Company’s executive officers.

     The Compensation Committee held one meeting in the fiscal year ended December 31, 2011.

     The Board has also established an executive committee,and Merle Allan Hinrichs, Eddie Heng Teng Hua and Sarah Benecke serve as members thereof. The executive committee acts for the entire Board between Board meetings.

Board Meetings

     The Board held a total of five meetings during the fiscal year ended December 31, 2011. None of the incumbent directors attended fewer than 75% of the Board meetings held in 2011 and the total number of meetings held by all committees of the Board on which he or she served. Members of the Board are encouraged to attend all of our shareholders meetings. However, we do not have a formal policy with respect to such attendance.

MANAGEMENT

Executive Officers of the Company

     The names, positions and certain biographical information of the executive officers of the Company who are not directors are set forth below.

Name	Position
Spenser Au	Chief Executive Officer
Brent Barnes	Chief Operating Officer
Connie Lai	Chief Financial Officer
Peter Zapf	Chief Information Officer

     Mr. Au was appointed as the Company’s Chief Executive Officer in August 2011. Mr. Au first became a team member in 1978 as an account executive for Asian Sources Electronics magazine. The positions through which he advanced to senior management included regional sales manager in 1988, associate publisher in 1991, publisher in 1992, president of Asian Sales in 1999 and Deputy Chief Executive Officer in 2009. Mr. Au has a deep knowledge of Greater China and other markets where the company operates. Mr. Au received a Diploma in Business Management in 1977 from the Hong Kong Baptist University.

     Mr. Barnes was appointed as the Company’s Chief Operating Officer in January 2012. Mr. Barnes is responsible for the Company’s worldwide operations, including community development, content development, human resources and administration. Mr. Barnes began his career handling operations for a group of lobbyists in Austin, Texas. Later, he moved to Mexico City, where he designed and delivered training programs for executives at Ford Motor Co. and Mercedes-Benz. Upon completion of his MBA, Mr. Barnes spent a year working as a Market Analyst for Global Sources in Phoenix, Arizona before moving to Hong Kong to become Executive Assistant to the Chairman & CEO in June of 2000. Since 2003 he has spent time managing each of the core operational departments and assumed the role of General Manager of Content & Community Development in December 2009. Mr. Barnes holds a Bachelor of Arts degree from the University of Texas at Austin and an MBA from the Thunderbird School of Global Management.

     Ms. Lai was appointed as the Company’s Chief Financial Officer effective August 2010. Ms. Lai joined Global Sources in June 2007 as financial controller, Hong Kong & China. Prior to joining Global Sources, she was chief financial officer and an executive director of HC International, Inc., a Hong Kong listed company. Earlier in her career, she spent over four years with PwC Hong Kong. Ms. Lai graduated from the Chinese University of Hong Kong with a bachelor’s degree in professional accountancy. She is also a Member of the Hong Kong Institute of Certified Public Accountants and a Fellow Member of the Association of Chartered Certified Accountants in the United Kingdom.

     Mr. Zapf was appointed as the Company’s Chief Information Officer in January 2012. Mr. Zapf began his career in software project management with the United States Air Force. He then joined Global Sources in Phoenix, Arizona, working on the development, sales, and marketing of the company’s early software and e-commerce products. Later,he worked as a research analyst at Bear Stearns in New York, focusing on the business-to-business market, after which he joined Hong Kong-based AsiaCommerce, a startup incubator, as Chief Executive Officer. He rejoined Global Sources in 2001, and was chief operating officer from January 2011 to December 2011. Mr. Zapf holds a BS in Electrical Engineering and Engineering and Public Policy from Carnegie Mellon University, an MS in Computer Science from Troy State University, and an MBA from Thunderbird, the American Graduate School of International Management.

Compensation of Directors and Executive Officers

     For the year ended December 31, 2011, the Company and its subsidiaries provided its directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of $3,835,639 including the non-cash compensation of $1,464,528 associated with the equity compensation plans.

     In 2011, the Company and its subsidiaries incurred $59,025 in costs to provide pension, retirement or similar benefits to their respective officers and directors pursuant to the Company’s retirement plan and pension plan.

Employment Agreements

     We have employment agreements with Mr. Merle Allan Hinrichs under which he serves as our Executive Chairman. The agreements contain covenants restricting Mr. Hinrichs’ ability to compete with us during his term of employment and preventing him from disclosing any confidential information during the term of his employment agreement and for a further period of three years after the termination of his employment agreement. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control, if Mr. Hinrichs is placed in a position of lesser stature than that of a senior executive officer, a significant change in the nature or scope of his duties is effected, Mr. Hinrichs ceases to be a member of the Board or if there is a breach of those sections of his employment agreements relating to compensation, reimbursement, title and duties or termination, each of us and such subsidiary shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control. The agreements may be terminated by either party by giving six months’ notice.

     We have employment agreements with each of our other executive officers. Each employment agreement contains a non-competition provision, preventing the employee from undertaking or becoming involved in any business activity or venture during the term of employment without notice to us and our approval. The employee must keep all of our proprietary and private information confidential during the term of employment and for a period of three years after the termination of the agreement. We can assign the employee to work for another company if the employee’s duties remain similar. In addition,we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by the employee during the employee’s term of employment. Each employment agreement contains a three- or six-months’ notice provision for termination,and does not have a set term of employment. Bonus provisions are determined on an individual basis.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Based on the information in Amendment No. 7 to the Schedule 13D filed with the SEC on April 22, 2011, during the period from January 19, 2011 to April 15, 2011, Hung Lay Si Co., Ltd. (“Hung Lay Si”), one of our former major shareholders, transferred all Common Shares owned by it,representing approximately 17% of our outstanding Common Shares, to four separate unaffiliated entities. Prior thereto, Mr. Hinrichs, our Executive Chairman and a major shareholder, repaid in full a debt that was owing to Hung Lay Si and, upon such payment, Hung Lay Si’s shared dispositive power over the Common Shares owned by Mr. Hinrichs ceased. As a result,as of April 15, 2011, all of the Common Shares owned by Mr. Hinrichs are free and clear of all security interests in favor of Hung Lay Si, and Hung Lay Si has neither sole nor shared voting or dispositive power over any Common Shares owned by Mr. Hinrichs.

     The disclosure below pertained to transactions with Hung Lay Si group of companies from January 1, 2011 to April 15, 2011.

     We lease approximately 95,429 square feet of our office facilities from our affiliated companies under cancelable and non-cancelable operating leases and incur building maintenance services fees to those affiliated companies. For the period of January 1, 2011 to April 15, 2011, we incurred rental,building services expenses and reimbursement of membership fees for use of club memberships of $405,147. We also receive investment consultancy services from our affiliated companies. The expenses incurred for these services for the period January 1, 2011 to April 15, 2011 totaled $14,583.

     Our management believes these transactions are commercially reasonable in the jurisdictions where it operates.

PROPOSAL NO. 2

FIXING BOARD SIZE AND TREATMENT OF VACANCIES

     Pursuant to Bye-Law 89 of the Company’s Bye-Laws, the Company shall determine the minimum and maximum number of Directors at the Annual General Meeting of Shareholders.

Change of Size of the Board

     The Company’s Bye-Laws currently provide for a minimum of two (2) Directors on the Board of Directors. In October 2000, the Company’s shareholders established the maximum size of the Board at nine (9) members. In each of the last ten years, the shareholders voted to maintain the number of Directors constituting the Board at nine (9) Directors. This proposal would continue to maintain the maximum number of Directors constituting the entire Board of the Company at nine (9) Directors.

     The Company believes that having the ability to appoint nine (9) Directors is necessary to ensure that the Company is able to comply with the NASDAQ listing standards that generally require a listed company to maintain a majority of independent directors on its Board and certain of its committees, while retaining as Directors officers and members of the Company’s management who are familiar with the Company. Since the annual general meeting of the Company in October 2000, where the shareholders agreed to permit the Board to fill casual vacancies, the shareholders have continued to give the Board the authority to appoint additional Directors without a vote of shareholders.

Authorization of Directors to Fill Casual Vacancies

     At the annual general meeting of the Company in October 2000, the shareholders approved a proposal to allow casual vacancies on the Board to be filled by the Board. This proposal was again approved in each of the last eleven years. This proposal would allow the remaining vacant directorships to be casual vacancies and would authorize the Board to fill those vacancies as and when it deems fit.

Recommendation of the Board of Directors

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO FIX THE MAXIMUM NUMBER OF DIRECTORS THAT COMPRISE THE WHOLE BOARD AT NINE (9) PERSONS, TO DECLARE THAT ANY VACANCIES ON THE BOARD BE CASUAL VACANCIES AND TO AUTHORIZE THE BOARD TO FILL THESE VACANCIES ON THE BOARD AS AND WHEN IT DEEMS FIT.

PROPOSAL NO. 3

APPOINTMENT OF INDEPENDENT AUDITORS

     The Board has recommended that PricewaterhouseCoopers LLP be appointed as the independent auditors of the Company to hold office until the close of the next annual general meeting at a remuneration to be negotiated by management and approved by the Audit Committee. PricewaterhouseCoopers LLP has served as the Company’s independent registered public accounting firm from August 2008. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual General Meeting and, if he so desires, will have the opportunity to make a statement, and in any event will be available to respond to appropriate questions. PricewaterhouseCoopers LLP has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past fiscal year other than in its capacity as the Company’s independent auditors.

Audit Fees

     Audit fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2010 and 2011, for review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, totaled approximately $959,022 and $923,350, respectively.

Audit-Related Fees

     The audit-related fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal year ended December 31, 2010, for assurance and related services, totaled approximately $142,459 and consisted of professional services in relation to the Company’s implementation of International Financial Reporting Standards, as issued by the International Accounting Standards Board. The audit-related fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal year ended December 31, 2011, for assurance and related services, totaled approximately $14,720 and consisted of professional services relating to accounting workshops and training conducted for the Company.

Tax Fees

     Tax fees to the Company for the fiscal years ended December 31, 2010 and 2011, for tax compliance, tax advice and tax planning, totaled approximately $27,926 and $27,586, respectively, and consisted of review of tax returns for five and six subsidiaries of the Company, respectively, filing of quarterly VAT returns for a subsidiary, permissible tax consulting and tax compliance advice for 2010 and permissible tax compliance advice for 2011.

All Other Fees

     There were no fees billed to the Company by PricewaterhouseCoopers LLP during the fiscal years ended December 31, 2010 or 2011, for products and services not included in the foregoing categories. The audit committee has approved 100% of the services described above under “Tax Fees” and “All Other Fees.”

Recommendation

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT AUDITORS UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.

PROPOSAL NO. 4

EXTENSION OF THE GLOBAL SOURCES EQUITY COMPENSATION (2007) MASTER PLAN

Extension of Plan Term

     The Board has unanimously approved for submission to a vote of the shareholders a proposal to extend the Master Plan by another five (5) years from its current expiration date of 31 December, 2012, and to accordingly amend Section 10.1 of the Master Plan by replacing the words “31 December 2012” appearing therein (in relation to the “Expiration Date” of the Master Plan) with the words “31 December 2017” instead (the “Amendment”). The text of the Master Plan is set forth in Annex A to this Proxy Statement. All discussion of the Master Plan in this proxy statement is qualified in its entirety by reference to Annex A. The Board believes that the extension of the Master Plan is necessary to continue providing an incentive for employees, directors and consultants of the Company and its subsidiaries, and of independent contractors of the Company and its subsidiaries, to remain in the employ of or to continue being engaged in the provision of services to the Company and to attract new relevant personnel whose services are considered valuable to the Company. The Board believes that the sense of proprietorship and the stimulation of the active interest of such persons in the development and financial success of the Company and its subsidiaries created by the Master Plan has benefitted the Company since the Master Plan was implemented; and that the Master Plan should continue in its current form into the future.

Remainder of Plan Unchanged

     The Amendment would not increase the number of Common Shares of the Company currently available for distribution under the Master Plan, nor would it amend any other provision of the Master Plan as currently in effect.

Description of the Master Plan

     The Master Plan was implemented pursuant to an affirmative vote of the shareholders at the 2006 Annual General Meeting and commenced on January 1, 2007. The Master Plan, by its terms, is set to expire on 31 December 2012. Under the Master Plan, a plan committee consisting of not less than three and not more than five individuals are appointed by the Board (the “Plan Committee”) and may make grants (each a “Grant”) of Common Shares of the Company to eligible Global Sources Team Members (as such term is defined in the Master Plan). The total number of all Common Shares awarded pursuant to such Grants cannot exceed three million (3,000,000) in the aggregate. The Master Plan further provides that, in the event of one or more reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends or the like, appropriate adjustments shall be made in the number and/or type of shares or securities for which Common Shares pursuant to Grants then outstanding under the Master Plan may thereafter be vested. Common Shares that are not awarded under the Master Plan are available for future Grants under the Master Plan or any subsequent equity compensation plans.

     All Common Shares under a Grant, which have been awarded in accordance with the provisions of the Master Plan, are either (i) issued and allotted by the Company to Appleby Services (Bermuda) Limited (“Trustee”) to be held by it as trustee of a trust known as “The Global Sources Equity Compensation Trust 2007” (the “Trust”), at any time following the award of such Grant, and are eligible for transfer (and shall be subsequently transferred) by the Trustee to the respective Global Sources Team Members who have received Grants pursuant to the Master Plan (the “Grantees”), subject to and in accordance with the applicable vesting rules and other applicable provisions of the Master Plan; or (ii) issued and allotted by the Company directly to the Grantees, subject to and in accordance with the applicable vesting rules and other applicable provisions of the Master Plan.

     The Board is authorized to alter, amend, suspend or terminate the Master Plan, provided however that (except as otherwise provided in the Master Plan) it may not deprive any Grantee, without his or her consent, of any of his or her rights under a Grant already awarded pursuant to the Master Plan. However, the Board may not without shareholder approval (except as otherwise provided in the Master Plan) (i) extend the expiration date of the Master Plan; or (ii) alter the class of persons eligible to receive Grants under the Master Plan.

Vesting of Common Shares Under the Master Plan

     The Plan Committee is entitled to determine rules and terms and conditions for the vesting of Common Shares awarded to Grantees under a Grant (“Vesting Rules”). Common Shares under a Grant awarded pursuant to the Master Plan shall vest in the Grantee in accordance with the applicable Vesting Rules; provided however that (a) if a Grantee ceases to be eligibly employed by the Company or any subsidiary of the Company or by a relevant independent contractor of the Company or any subsidiary of the Company, for any reason whatsoever, other than because of normal retirement (as such term is defined in the Master Plan), or death or disability, all rights and entitlement of the Grantee to the vesting of Common Shares that have been awarded pursuant to a Grant, but that have not yet vested at the date of the Grantee ceasing to be eligibly employed, automatically terminate and are forfeited, concurrently with such cessation of eligible employment; or (b) if the Grantee dies, becomes disabled, or takes normal retirement while eligibly employed by the Company or any subsidiary of the Company or by a relevant independent contractor of the Company or any subsidiary of the Company, the Grantee (or, in the case of death, the person or persons to whom the Grantee’s rights under the Grant shall have lawfully passed (whether by will, or by the applicable laws of succession or otherwise)), retains the same rights of vesting, with respect to Common Shares already awarded pursuant to the Grant but not yet vested at the time of death, disablement or normal retirement (as the case may be), as would have been available if the Grantee had continued to be eligibly employed.

Transferability

     Upon the award of a Grant, the Common Shares awarded to each Grantee under such Grant do not vest in the Grantee, but (subject to the applicable provisions of the Plan) (i) shall be issued and allotted by the Company to the Trustee and held by the Trustee (as trustee of the Trust) and shall only be transferred by the Trustee to the Grantee in accordance with the Vesting Rules prescribed by the Plan Committee; or (i) shall only be issued and allotted by the Company directly to the Grantee in accordance with the Vesting Rules prescribed by the Plan Committee.

Registration of Common Shares

     The Company filed a registration statement on Form S-8 under the Securities Act of 1933, as amended, with respect to the Common Shares issuable pursuant to the Master Plan on November 7, 2006. Such registration statement remains effective as of the date of this Proxy Statement.

Recommendation

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EXTENDING THE DURATION OF THE MASTER PLAN BY ANOTHER FIVE YEARS, AND TO ACCORDINGLY AMEND SECTION 10.1 OF THE MASTER PLAN BY REPLACING THE WORDS “31 DECEMBER 2012” APPEARING THEREIN (IN RELATION TO THE “EXPIRATION DATE” OF THE MASTER PLAN) WITH THE WORDS “31 DECEMBER 2017” INSTEAD.

SOLICITATION STATEMENT

     The Company shall bear all expenses in connection with the solicitation of proxies. In addition to the use of the mails, solicitations may be made by the Company’s regular employees, by telephone, telegraph or personal contact, without additional compensation. The Company shall, upon their request, reimburse brokerage houses and persons holding Common Shares in the names of their nominees for their reasonable expenses in sending solicited material to their principals.

OTHER MATTERS

     There is no business other than that described above to be presented for action by the shareholders at the Annual General Meeting.

SHAREHOLDER PROPOSALS

     In order to be properly brought before the next annual general meeting of shareholders of the Company, any matter to be presented by a Shareholder at such meeting, including the nomination of a person to be appointed a Director, must be submitted to the Company between February 20, 2013 and March 22, 2013, provided, however, that if and only if the next annual general meeting is not scheduled to be held within a period that commences thirty days before and ends thirty days after June 20, 2013, any shareholder notice of any such proposal must be submitted to the Company by the later of (i) the close of business on the date ninety days prior to the actual date of such meeting or (ii) the close of business on the tenth day following the date on which the date of such meeting is first publicly announced or disclosed. Shareholder proposals may only be submitted by shareholders or nominee holders that hold of record at least 1% of the Company’s Common Shares entitled to vote on such matter.

AUDITED FINANCIAL STATEMENTS

     The Company has sent, or is concurrently sending, all of its shareholders of record as of the Record Date a copy of its audited financial statements for the fiscal year ended December 31, 2011.

By Order of the Company,

Chan Hoi Ching
Secretary

Dated: May 14, 2012
Hamilton, Bermuda

Annex A

____________________________________________

THE GLOBAL SOURCES

EQUITY COMPENSATION (2007) MASTER PLAN

(AMENDED EFFECTIVE AS OF JANUARY 1, 2012)
____________________________________________

CONTENTS

No.	Section	Page
1.	Name of the Plan	2
2.	Purpose of the Plan	2
3.	Shares Subject to the Plan	2
4.	Eligible Persons	~~2~~3
5.	No Payment	3
6.	Non-transferability	3
7.	Adjustments	3
8.	Vesting of Shares and forfeiture of unvested Shares	3
9.	Transfer of Shares	4
10.	Plan Duration	5
11.	Administration	5
12.	Government Regulations	6
13.	Costs and Expenses	6
14.	Amendment or Termination of the Plan	6
15.	Limitation of Liability	7
16.	Governing Law and Jurisdiction	7

THE GLOBAL SOURCES
EQUITY COMPENSATION (2007) MASTER PLAN
(AMENDED EFFECTIVE AS OF JANUARY 1, 2012)

1.	Name of the Plan

1.1	This equity compensation plan shall be known as “The Global Sources Equity Compensation (2007) Master Plan” (the “Plan”).

2.	Purpose of the Plan

2.1	Under this Plan, grants (“Grants”), or individually a grant (“Grant”), of common shares of One United States Cent (US$0.01) par value each (the “Shares”) of Global Sources Ltd. (the “Company”), may be awarded from time to time to Global Sources Team Members (as defined in Section 4.1 below), by the Plan Committee (as defined in Section 3.3 below); provided however that the total number of all Shares awarded pursuant to such Grants shall not exceed three million (3,000,000) in the aggregate.

3.	Shares Subject to the Plan

3.1	All Shares under a Grant, which have been awarded in accordance with the provisions of this Plan~~,~~ :-

(a) shall be issued and allotted by the Company to Appleby Trust (Bermuda) Limited (now known as “Appleby Services (Bermuda) Limited”) (“Trustee”) to be held by it as trustee of a trust to be known as “The Global Sources Equity Compensation Trust 2007” (the “Trust”), at any time following the award thereof, and shall be eligible for transfer (and shall be subsequently transferred) by the Trustee to the respective Global Sources Team Members who have received Grants pursuant to this Plan (each a “Grantee”, and collectively the “Grantees”), subject to and in accordance with the applicable vesting rules and other applicable provisions of this Plan (including but not limited to the provisions of Section 7 below with regard to any adjustments (if applicable))~~.~~; or

(b) shall be issued and allotted by the Company directly to the Grantee, subject to and in accordance with the vesting rules and other applicable provisions of this Plan (including but not limited to the provisions of Section 7 below with regard to any adjustments (if applicable)).

3.2	Shares which are not awarded under this Plan shall be available for the award of any future Grant or Grants under this Plan or any subsequent equity compensation plans.

3.3	The document for the establishment of the Trust (“Trust Document”) shall provide for a plan committee (“Plan Committee”) to determine the award and allocation of Grants, Shares and other related benefits to the Grantees. The Plan Committee shall be constituted by the Company pursuant to the Trust Document, and shall consist of not less than three (3) and not more than five (5) individuals to be appointed by the Company’s board of directors. The details of the Plan Committee’s powers, functions and terms of reference shall be set out in the Trust Document.

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4.	Eligible Persons

4.1	In this Plan, a “Global Sources Team Member” shall mean any person who is at the time of a Grant (made pursuant to this Plan) employed or engaged (“eligibly employed”) as an employee, director or consultant of:-

(a) the Company or any of its subsidiaries (the Company and its subsidiaries being hereinafter collectively referred to as the “Global Sources Group”); or

(b) any independent contractor of any Global Sources Group entity, as determined by the Plan Committee from time to time (“Other Relevant Entity”).

4.2	Global Sources Team Members are eligible to be Grantees.

4.3	The award of Grants shall be determined by resolution of the Plan Committee. The Plan Committee shall also be entitled to determine who amongst the various potentially eligible Grantees shall actually be awarded Shares under a Grant; the number of Shares which may be awarded to a Grantee under a Grant; the applicable periods, schedules, instalments, rules, regulations, terms and conditions for the vesting of Shares awarded to Grantees under a Grant (“Vesting Rules”); and such other related benefits and matters, and such other rules and regulations for the carrying out of the Plan, as may be deemed fit or appropriate by the Plan Committee (to the extent not inconsistent with the provisions of this Plan) (“Other Rules/Matters”).

5.	No Payment

5.1	There shall be no payment by a Grantee for Shares awarded under a Grant.

6.	Non-transferability

6.1	Any Grant and any Shares awarded thereunder (whether unvested or vested) shall be non-transferable by the Grantee, except in accordance with the provisions of Section 9 below.

7.	Adjustments

7.1	If the outstanding Shares then subject to this Plan are changed into or exchanged for a different number or kind of shares or securities, as a result of one (1) or more reorganisations, recapitalisations, stock splits, reverse stock splits,stock dividends or the like, appropriate adjustments shall be made in the number and/or type of shares or securities for which Shares pursuant to Grants then outstanding under this Plan may thereafter be vested.

8.	Vesting of Shares and forfeiture of unvested Shares

8.1	Shares under a Grant awarded pursuant to this Plan shall vest in the Grantee in accordance with the applicable Vesting Rules, subject however to the provisions of Section 8.2 below.

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8.2	In the case of any Grant awarded hereunder:

	(a)	if a Grantee ceases to be eligibly employed by any Global Sources Group entity or any Other Relevant Entity, for any reason whatsoever, other than because of “normal retirement” (as defined in Section 8.3 below) (in which case the provisions of this Section 8.2(a) shall apply),or death or disability (in which case, the provisions of Section 8.2(b) below shall apply), all rights and entitlement of the Grantee to the vesting of Shares which have been awarded pursuant to the Grant, but which have not yet vested at the date of the Grantee ceasing to be eligibly employed, shall automatically terminate and be forfeited, concurrently with such cessation of eligible employment; or

	(b)	if the Grantee shall die, become disabled, or take normal retirement while eligibly employed by a Global Sources Group entity or Other Relevant Entity,or, in the case of death, the person or persons to whom the Grantee’s rights under the Grant shall have lawfully passed (whether by will, or by the applicable laws of succession or otherwise), shall retain the same rights of vesting, with respect to Shares already awarded pursuant to the Grant but not yet vested at the time of death, disablement or normal retirement (as the case may be), as would have been available if the Grantee had continued to be eligibly employed.

8.3	For the purposes hereof, “normal retirement” shall mean retirement (from active employment or engagement) by the person eligibly employed:-

	(a)	on or after the normal retirement date specified in the applicable pension plan or other applicable retirement policy; or

	(b)	if there is no such applicable pension plan or other applicable retirement policy, on or after such normal retirement age as may be prescribed by the Plan Committee (if and to the extent not in contravention of any minimum retirement age prescribed by the applicable law, if any, otherwise the minimum retirement age for the purposes of this subsection (b) shall be that prescribed by the applicable law instead); or

	(c)	where, notwithstanding that such retirement occurred before the relevant date referred to in subsection (a) or (b) above, the Plan Committee considers (in its sole and absolute discretion) that such retirement shall be treated as a “normal retirement” for the purposes of this Section 8.

9.	Transfer of Shares

9.1	Upon award of a Grant, the Shares awarded to each Grantee under such Grant shall not vest in the Grantee, but-:-

	(a)	shall be issued and allotted by the Company to the Trustee and held by the Trustee ~~for~~(as trustee of the ~~Grantee~~Trust) and shall only be transferred by the Trustee to the Grantee in accordance with the Vesting Rules prescribed by the Plan Committee~~,~~; or

	(b)	shall only be issued and allotted by the Company directly to the Grantee in accordance with the Vesting Rules prescribed by the Plan Committee, subject however to the provisions of this Section 9 and any other applicable provisions of this Plan.

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9.2	At the time when Shares (awarded pursuant to a Grant) are to vest in a Grantee pursuant to the Vesting Rules, the Grantee may direct the Trustee to transfer or the Company to issue and allot (as the case may be) such Shares to such person as the Grantee directs; provided that, in the event of the Grantee directing the Trustee to transfer or the Company to issue and allot (as the case may be) the Shares to someone other than the Grantee, the Grantee shall be responsible for (i) any and all compliance with applicable laws and regulations pertaining to such transfer or such issue and allotment (as the case may be) and the eligibility of such other person to accept such transfer or such issue and allotment (as the case may be) and to receive and hold the ~~transferred~~ Shares; and (ii) any and all obligations, liabilities or taxes incurred as a consequence of, or arising from or in connection with, such direction and transfer~~.~~ or issue and allotment (as the case may be).

9.3	If Grantee ceases to be eligibly employed by reason of death, disability or normal retirement, before Shares (awarded pursuant to a Grant) have vested in a Grantee pursuant to the Vesting Rules, then the Grantee (or the personal representative of the Grantee as the case may be) may direct the Trustee to transfer or the Company to issue and allot (as the case may be) to the Grantee (or the personal representative, as the case may be), or to such person as the Grantee (or the personal representative of the Grantee, as the case may be) directs, such Shares, at the time when such Shares are to vest pursuant to the Vesting Rules; provided that, in the event of the Grantee (or the personal representative of the Grantee, as the case may be) directing the Trustee to transfer or the Company to issue and allot (as the case may be) the Shares to someone other than the Grantee, the Grantee (or the personal representative of the Grantee, as the case may be) shall be responsible for (i) any and all compliance with applicable laws and regulations pertaining to such transfer or such issue and allotment (as the case may be) and the eligibility of such other person to accept such transfer or such issue and allotment (as the case may be) and to receive and hold the ~~transferred~~ Shares; and (ii) any and all obligations, liabilities or taxes incurred as a consequence of, or arising from or in connection with, such direction and transfer or issue and allotment (as the case may be).

10.	Plan Duration

10.1	This Plan shall commence on 1 January 2007 (“Commencement Date”) and shall expire on 31 December 2017 (“Expiration Date”), unless terminated earlier in accordance with the provisions of this Plan.

10.2	No Grants may be awarded after the expiration or termination of this Plan.

11.	Administration

11.1	This Plan shall be managed and administered by the Trustee, subject always to the directions of the Plan Committee as provided under the Trust Document.

11.2	The interpretation and construction by the Plan Committee of any of the provisions of this Plan or of any Grants awarded hereunder shall be final and binding upon Grantees and their respective successors, unless otherwise determined by the Company’s board of directors, in which case such determination of the Company’s board of directors shall be final and binding.

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11.3	The Trustee, the Plan Committee, the Company’s board of directors and the Company shall not be liable for any action taken, or determination made, in good faith, in connection with this Plan.

11.4	The Plan Committee may, subject to the provisions of this Plan, issue a certificate or other form or forms of instruments (including but not limited to any addendum, supplementary, ancillary, secondary or subsidiary document(s) to this Plan) as the Plan Committee may (in its sole and absolute discretion) determine, for the purposes of documenting and/or evidencing Grants awarded under this Plan, and the Vesting Rules and any Other Rules/Matters pertaining thereto.

11.5	The Company or its board of directors may delegate any of its powers, rights, duties and/or responsibilities under this Plan to the Plan Committee, who may discharge the same with the authority and in the place and stead of the Company or its board of directors (as the case may be).

12.	Government Regulations

12.1	The Trustee shall not ~~issue~~transfer or the Company shall not issue and allot (as the case may be) any Shares under any Grant upon the vesting thereof, unless and until all applicable licences, permissions and authorisations required to be granted by the Government of Bermuda, or by any authority or agency thereof, if any, shall have been duly received.

13.	Costs and Expenses

13.1	All costs and expenses with respect to the adoption of this Plan and in connection with the registration of Shares shall be borne by the Company; provided, however, that (except as otherwise specifically provided in this Plan or in any agreement between the Company and a Grantee), the Company shall not be obliged to pay any costs or expenses (including but not limited to any legal fees) incurred by any Grantee in connection with any Grant or Shares held or transferred by any Grantee.

14.	Amendment or Termination of the Plan

14.1	Subject to the provisions of Section 14.2 below, this Plan may be altered, amended, suspended or terminated by resolution of the Company’s board of directors (acting in their sole and absolute discretion); provided however that, except as otherwise provided in this Plan, no such action shall deprive any Grantee, without his or her consent, of any ~~any~~ of his/her rights under a Grant already awarded pursuant to this Plan.

14.2	Save as herein provided, the Company’s board of directors shall not be entitled to take any action with respect to any of the following matters,except with the approval of a resolution of a majority of the shareholders of the Company in general meeting:

(a) any extension of the Expiration Date of this Plan; or

(b) any alteration of the class of persons eligible to be Grantees under this Plan.

14.3	For the avoidance of doubt, no amendment of this Plan shall increase the duties and/or responsibilities of the Trustee without its consent.

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15.	Limitation of Liability

15.1	No member of the Company’s board of directors or the Plan Committee, or any person authorised to act on their behalf, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to this Plan, and all members of the Company’s board of directors or the Plan Committee, and each and any person authorised to act on their behalf, shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

16.	Governing Law and Jurisdiction

16.1	This Plan shall be governed by and interpreted and construed in accordance with the laws of Bermuda; and the Company, the Trustee, the Plan Committee (and its members), and each Grantee, hereby irrevocably submits to the jurisdiction of the courts of Bermuda.

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